July 7, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Stacie Gorman and Jeffrey Gabor

Re: Preliminary Proxy Statement on Schedule 14A Filed June 28, 2023 File No. 001-41022

Ladies and Gentlemen:

Rigel Resource Acquisition Corp (the “Company,” “we,” or “our”), is in receipt of the comment of the staff (the “Staff’’) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 6, 2023 (the “Comment Letter”) and an oral comment received during a phone call held with members of the Staff, on the same date, with respect to our Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 28, 2023 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Proxy Statement”) in response to the Staff’s comments.

Below is the Company’s response to the Comment Letter:

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your response to comment 1 of our letters dated December 22, 2022 and January 17, 2023. We are not able to locate your risk factor disclosure related to CFIUS in your proxy statement and therefore reissue our comment. We note that your sponsor is a Cayman limited liability company, and that the sole owner and managing member of your sponsor is a Cayman limited partnership with another Cayman limited partnership as its general partner. Please revise your disclosure to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response

We respectfully acknowledge the Staff’s comment. In addition to the incorporation by reference in the Preliminary Proxy Statement of the Company’s risk factor disclosure related to CFIUS in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, we have revised the Preliminary Proxy Statement on page 4 of the Revised Proxy Statement to add the requested risk factor, which we have also provided below:

We may not be able to complete an initial business combination since such initial business combination may be subject to review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Our Sponsor is a Cayman limited liability company and is not controlled by a non-U.S. person. The managing member of our Sponsor is an investment fund, Orion Mine Finance Fund III LP (“Orion Mine Finance”), which is a Cayman limited partnership. Orion Mine Finance is controlled by its general partner, Orion Mine Finance GP III LP (a Cayman limited partnership) (“Orion GP”), which is ultimately controlled by U.S. persons in the United States. The owners of our Sponsor are Orion Mine Finance and Orion GP. In addition, Orion Mine Finance employs an investment manager, Orion Mine Finance Management III LLC (a Delaware limited liability company), to make investment recommendations to Orion Mine Finance. That entity is also controlled by U.S. persons and utilizes personnel in the U.S. and abroad, of which 70% are located in the U.S. Although the Company does not believe that any of the aforementioned facts or relationships regarding the Sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by CFIUS, if it were subject to such review because of the parties to a potential initial business combination or otherwise, the potential initial business combination could be delayed or prohibited.

Below is the Company’s response to the Staff’s oral comment:

Staff’s Oral Comment

Discuss the risk of the Company operating as an unregistered investment company.

Response

We respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly on pages 4, 5 and 11 of the Revised Proxy Statement.

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP, and do not hesitate to contact Michael Mies at (650) 470-3130 or michael.mies@skadden.com with any questions or comments regarding this letter.

Sincerely yours,

RIGEL RESOURCE ACQUISITION CORP

By:	/s/ Jonathan Lamb
Name:	Jonathan Lamb
Title:	Chief Executive Officer

Copies to:

Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

3